Investor and Analyst Contact:	Media Contact:
Paul Anderson	Gary W. Hanson
(651) 458-6494	(602) 286-1777

Alpha IR Group
(651) 769-6700
nti@alpha-ir.com

Northern Tier Energy LP Reports Third Quarter 2014 Results

Achieves record quarterly average throughput in excess of 96,000 barrels per day;
Announces third quarter distribution of $1.00 per common unit

Third Quarter Highlights:

•	Reported Net Income of $96.2 million and Adjusted EBITDA of $122.8 million.

•	Achieved record total throughput of 96,464 barrels per day during the quarter.

•	Declared a distribution of $1.00 per common unit to be paid in cash on November 25, 2014, to common unitholders of record on November 14, 2014.

•	Expanded kerosene hydrotreater capacity and grew retail footprint.

TEMPE, Ariz., November 4, 2014 /Globe Newswire/ -- Northern Tier Energy LP (NYSE:NTI) (“Northern Tier” or the "Company") today reported third quarter 2014 net income of $96.2 million or $1.04 per diluted unit, compared to $27.2 million or $0.30 per diluted unit for the same period in 2013. Adjusted EBITDA for the third quarter of 2014 was $122.8 million compared to $51.5 million for the third quarter of 2013. This increase in Adjusted EBITDA in the third quarter of 2014 was primarily the result of improved refined product margins as well as increased throughput. A reconciliation of reported earnings to various non-GAAP performance measures can be found in the accompanying financial tables.

Commenting on the third quarter, Dave Lamp, Northern Tier’s President and Chief Executive Officer, said, “We had a very strong quarter in which we safely achieved our highest ever quarterly throughput. Advantaged crude oil prices, solid margins and an improved capture rate enabled us to deliver the largest quarterly distribution to our investors in over a year. We’re pleased with our accomplishments in the quarter, and thank our employees for their commitment to safe and reliable operations.”

Third Quarter Operating Segment Highlights

Refining Segment
The refining segment’s operating income was $107.4 million for the third quarter of 2014, compared to $28.0 million for the third quarter of 2013. Refining gross margins were $18.87 per barrel of throughput for the third quarter of 2014, compared to $11.86 per barrel for the third quarter of 2013. This improvement was primarily due to more favorable crude economics during the third quarter of 2014. Total throughput was 96,464 barrels per day for the third quarter of 2014 compared to 81,168 barrels per day for the comparable period in 2013. The increase in throughput was primarily due to our higher mechanical availability in the third quarter of 2014 compared to the third quarter of 2013.

Retail Segment
Retail operating income was $5.8 million in the third quarter of 2014 compared to $4.4 million for the third quarter of 2013. Fuel margins were $0.20 per gallon for the third quarter of 2014 compared to $0.19 per gallon for the third quarter of 2013. Fuel gallons sold at company-operated stores and to our franchise retail stores were in total approximately 2% higher during the third quarter of 2014 compared to the third quarter of 2013.

The Company opened one new store in Lakeville, Minnesota during the quarter and now operates 165 stores in the upper Midwest. Northern Tier also added one new franchise store this period and now supports 82 franchised convenience stores compared to 74 at the end of the third quarter of 2013.

Quarterly Distribution

Effective November 4, 2014, the board of directors of Northern Tier’s general partner declared a quarterly distribution of $1.00 per common unit to be paid in cash on November 25, 2014 to common unitholders of record as of the close of business on November 14, 2014. Cash available for distribution totaled $92.9 million for the third quarter of 2014.

Northern Tier is a variable distribution master limited partnership. As a result, its quarterly distributions, if any, will vary from quarter-to-quarter as a result of variations in, among other factors, (i) its operating performance, (ii) cash flows caused by fluctuations in the prices it pays for crude oil and other feedstocks and the prices it receives for finished products, (iii) capital expenditures, (iv) potential cash reserves or payments relating to working capital fluctuations and (v) other cash reserves deemed necessary or appropriate by the board of directors of its general partner.

Liquidity and Capital Spending

Northern Tier’s primary sources of liquidity are cash generated from operating activities and its revolving credit facility. As of September 30, 2014, Northern Tier’s cash on hand and availability under its revolving credit facility totaled approximately $389 million as compared to $264 million as of September 30, 2013. While the Company considers its current level of liquidity to be sufficient to support its continuing operations, the board of directors of Northern Tier’s general partner may establish additional cash reserves as it deems appropriate.

Northern Tier completed an amendment and restatement of its revolving credit facility on September 29, 2014. As part of the amendment and restatement, the facility was expanded from $300 million to $500 million, the maturity was extended to September 2019, borrowing rates were reduced and covenant flexibility was increased. The amendment and restatement was undertaken in conjunction with the previously announced termination of a crude oil intermediation agreement between Northern Tier and J.P. Morgan Commodities Canada Corporation and the issuance of $75 million aggregate principal amount of senior secured notes due in 2020. Subsequent to these transactions, Northern Tier has an expanded liquidity position which should enhance its flexibility to execute approximately $100 million of high return capital projects over the next three years.

Q4 2014 Operating and Capital Expenditure Guidance

For the fourth quarter of 2014, Northern Tier projects it will realize total throughput of between 87,000 and 92,000 barrels per day at its Saint Paul Park refinery. Direct operating expenses per barrel of throughput at the Saint Paul Park refinery are expected to be between $4.50 and $5.00, not including turnaround expenditures. Total capital expenditures for the fourth quarter are expected to be approximately $7 million and approximately $41 million for the full year 2014. Please see the accompanying table for additional key metric guidance.

Conference Call Information

The management team of Northern Tier will hold a conference call to discuss financial results for the third quarter ended September 30, 2014 on November 4, 2014, at 12:30 p.m. EST. Callers may listen to the live presentation, which will be followed by a question and answer segment, by dialing 877-299-4454 or 617-597-5447, passcode: 12813308 or by accessing an audio webcast within the Investor section of www.ntenergy.com. A slide presentation will be available for reference during the call and can be accessed within the Investor section of www.ntenergy.com. The audio webcast will be available on the website for fourteen days after the conference call. A telephonic replay will also be available beginning two hours after the end of the conference call and ending seven days after the conference call by dialing 888-286-8010 or 617-801-6888, passcode: 52159803. The slide presentation will be archived and remain available within the Investor section of www.ntenergy.com in accordance with Northern Tier's investor presentation archive policy.

About Northern Tier

Northern Tier Energy LP (NYSE:NTI) is an independent downstream energy company with refining, retail and pipeline operations that serves the PADD II region of the United States. Northern Tier operates a 96,500 barrels per stream day refinery located in St. Paul Park, Minnesota. Northern Tier also operates approximately 165 convenience stores and supports approximately 80 franchised convenience stores, primarily in Minnesota and Wisconsin, under the SuperAmerica trademark, and owns a bakery and commissary under the SuperMom’s brand. Northern Tier Energy is headquartered in Tempe, Arizona.

Non-GAAP Measures

This earnings release includes non-GAAP measures including Adjusted Net Income, Adjusted EBITDA, Refining Gross Margin and Cash Available for Distribution. Northern Tier believes that these non-GAAP financial measures provide useful information about its operating performance.  However, these measures have important limitations as analytical tools and should not be viewed in isolation or considered as alternatives to comparable GAAP financial measures.  Northern Tier's non-GAAP financial measures may also differ from similarly named measures used by other companies.  See the accompanying tables and footnotes in this release for additional information on the non-GAAP measures used in this release and reconciliations to the most directly comparable GAAP measures.

Forward-Looking Statements and Qualified Notice

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about, among other things, future: throughput, advantaged crude oil prices, margins, capture rate, liquidity including sufficiency thereof to support continuing operations and/or capital projects of $100 million or at all, ability to execute capital projects and returns relating thereto, safe and reliable operation of our refining and retail assets, distributions and guidance including the amount and types of crude oils we may run, total crude charge, throughput, refined product sales, opex, turnaround expenses, retail margins and sales, cash reserves, SG&A, depreciation and amortization, cash interest and tax expenses and capital expenditures, including the amounts and types of maintenance, replacement, non-recurring regulatory and capital expenditures, both generally and on specific projects. These statements are subject to the general risks inherent Northern Tier's business. These expectations may or may not be realized, and some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Northern Tier's business and operations involve numerous risks and uncertainties, many of which are beyond its control, which could result in its expectations not being realized, or otherwise materially affect its financial condition, results of operations, and cash flows. Additional information relating to Northern Tier's uncertainties, risks and assumptions and those affecting its businesses are contained in its filings with the Securities and Exchange Commission. All forward-looking statements are only as of the date hereof, and Northern Tier does not undertake any obligation to (and expressly disclaims any obligation to) update any forward looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

This release serves as a qualified notice to nominees and brokers as provided for under Treasury Regulation Section 1.1446-4(b). Please note that 100 percent of Northern Tier's distributions to foreign investors are attributable to income that is effectively connected with a United States trade or business. Accordingly, Northern Tier's distributions to foreign investors are subject to federal income tax withholding at the highest effective tax rate.

NORTHERN TIER ENERGY LP
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except per unit amounts, unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
REVENUE	$1,547.4	$1,440.9	$4,496.2	$3,687.1
COSTS, EXPENSES AND OTHER
Cost of sales	1,334.1	1,308.6	3,922.4	3,147.8
Direct operating expenses	71.1	69.5	202.9	195.9
Turnaround and related expenses	4.6	12.2	6.0	49.2
Depreciation and amortization	10.7	9.8	30.8	27.8
Selling, general and administrative	22.8	17.8	72.5	64.2
Reorganization and related costs	—	0.6	12.9	1.5
Other (income) loss, net	(0.7)	(5.1)	0.5	(11.6)
OPERATING INCOME	104.8	27.5	248.2	212.3
Gains from derivative activities	—	7.4	—	21.5
Interest expense, net	(6.7)	(6.3)	(19.1)	(19.0)
INCOME BEFORE INCOME TAXES	98.1	28.6	229.1	214.8
Income tax provision	(1.9)	(1.4)	(3.5)	(4.3)
NET INCOME	$96.2	$27.2	$225.6	$210.5

Net earnings per common unit, basic and diluted	$1.04	$0.30	$2.44	$2.29

NORTHERN TIER ENERGY LP
SELECTED OPERATING INCOME DATA
(in millions, unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
OPERATING INCOME:
Refining	$107.4	$28.0	$278.0	$223.2
Retail	5.8	4.4	12.5	13.0
Corporate and unallocated costs	(8.4)	(4.9)	(42.3)	(23.9)
TOTAL OPERATING INCOME	104.8	27.5	248.2	212.3
Gains from derivative activities	—	7.4	—	21.5
Interest expense, net	(6.7)	(6.3)	(19.1)	(19.0)
Income tax provision	(1.9)	(1.4)	(3.5)	(4.3)
NET INCOME	$96.2	$27.2	$225.6	$210.5

NORTHERN TIER ENERGY LP
SELECTED BALANCE SHEET AND CASH FLOW DATA
(in millions, unaudited)

	September 30, 2014	December 31, 2013
Cash and Cash Equivalents	$106.0	$85.8
Total Assets	$1,289.5	$1,117.8
Total Debt and Financing Obligations	$364.2	$283.4
Equity	$480.4	$401.1

	Nine Months Ended
	September 30, 2014	September 30, 2013
Net cash provided by operating activities	$134.6	$222.6
Net cash used in investing activities	(30.4)	(76.0)
Net cash used in financing activities	(84.0)	(292.8)
Net increase (decrease) in cash and cash equivalents	$20.2	$(146.2)

NORTHERN TIER ENERGY LP
SUPPLEMENTAL OPERATING DATA
(unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
REFINING SEGMENT
Key Operating Statistics
Total refinery production (bpd)	96,625	81,985	94,314	74,539
Total refinery throughput (bpd)	96,464	81,168	94,054	73,990
Refined products sold (bpd)	100,064	96,277	97,252	83,164
Per barrel of throughput:
Refining gross margin	$18.87	$11.86	$17.35	$20.45
Direct operating expenses	$4.46	$5.16	$4.37	$5.32
Per barrel of refined products sold:
Refining gross margin	$18.19	$10.00	$16.78	$18.19
Direct operating expenses	$4.30	$4.35	$4.23	$4.73
Refinery product yields (bpd):
Gasoline	45,440	37,893	45,055	35,190
Distillate	33,423	29,046	34,511	25,600
Asphalt	10,388	8,023	7,919	8,279
Other	7,374	7,023	6,829	5,470
Total	96,625	81,985	94,314	74,539
Refinery throughput (bpd):
Crude oil	94,843	80,439	92,936	72,625
Other feedstocks	1,621	729	1,118	1,365
Total	96,464	81,168	94,054	73,990
Crude oil by type (bpd):
Light crude	60,067	50,590	59,125	41,678
Synthetic crude	11,429	12,316	14,974	13,521
Heavy crude	23,347	17,533	18,837	17,426
Total	94,843	80,439	92,936	72,625

RETAIL SEGMENT
Company operated stores:
Fuel gallons sold (in millions)	79.7	81.2	229.5	232.8
Fuel margin per gallon	$0.20	$0.19	$0.20	$0.19
Merchandise sales (in millions)	$95.7	$94.8	$264.1	$256.6
Merchandise margin %	25.7%	24.6%	26.0%	26.2%
Number of stores at period end	165	163	165	163
Franchisee stores:
Fuel gallons sold (in millions)	19.7	16.3	52.4	40.4
Royalty income	$0.8	$0.7	$2.1	$1.9
Number of stores at period end	82	74	82	74

NORTHERN TIER ENERGY LP
SUPPLEMENTAL OPERATING DATA
(in millions, unaudited)

	Three Months Ended September 30, 2014
	Refining	Retail	Other	Total
(in millions)
Net income (loss)	$107.4	$3.9	$(15.1)	$96.2
Adjustments:
Interest expense	—	—	6.7	6.7
Income tax provision	—	1.9	—	1.9
Depreciation and amortization	8.7	1.8	0.2	10.7
EBITDA subtotal	116.1	7.6	(8.2)	115.5
MPL proportionate depreciation expense	0.7	—	—	0.7
Turnaround and related expenses	4.6	—	—	4.6
Equity-based compensation expense	—	—	2.0	2.0
Adjusted EBITDA (a)	$121.4	$7.6	$(6.2)	$122.8

	Three Months Ended September 30, 2013
	Refining	Retail	Other	Total
(in millions)
Net income (loss)	$28.0	$3.0	$(3.8)	$27.2
Adjustments:
Interest expense	—	—	6.3	6.3
Income tax provision	—	1.4	—	1.4
Depreciation and amortization	7.9	1.7	0.2	9.8
EBITDA subtotal	35.9	6.1	2.7	44.7
MPL proportionate depreciation expense	0.7	—	—	0.7
Turnaround and related expenses	12.2	—	—	12.2
Equity-based compensation expense	—	—	0.7	0.7
Reorganization and related costs	—	—	0.6	0.6
Gains from derivative activities	—	—	(7.4)	(7.4)
Adjusted EBITDA (a)	$48.8	$6.1	$(3.4)	$51.5
`

	Nine Months Ended September 30, 2014
	Refining	Retail	Other	Total
(in millions)
Net income (loss)	$278.0	$9.0	$(61.4)	$225.6
Adjustments:
Interest expense	—	—	19.1	19.1
Income tax provision	—	3.5	—	3.5
Depreciation and amortization	25.0	5.2	0.6	30.8
EBITDA subtotal	303.0	17.7	(41.7)	279.0
MPL proportionate depreciation expense	2.1	—	—	2.1
Turnaround and related expenses	6.0	—	—	6.0
Equity-based compensation expense	—	—	7.5	7.5
Reorganization and related costs	—	—	12.9	12.9
Adjusted EBITDA (a)	$311.1	$17.7	$(21.3)	$307.5

	Nine Months Ended September 30, 2013
	Refining	Retail	Other	Total
(in millions)
Net income (loss)	$223.2	$8.7	$(21.4)	$210.5
Adjustments:
Interest expense	—	—	19.0	19.0
Income tax provision	—	4.3	—	4.3
Depreciation and amortization	22.1	5.3	0.4	27.8
EBITDA subtotal	245.3	18.3	(2.0)	261.6
MPL proportionate depreciation expense	2.1	—	—	2.1
Turnaround and related expenses	49.2	—	—	49.2
Equity-based compensation expense	—	—	6.4	6.4
Reorganization and related costs	—	—	1.5	1.5
Gains from derivative activities	—	—	(21.5)	(21.5)
Adjusted EBITDA (a)	$296.6	$18.3	$(15.6)	$299.3

(a) Adjusted EBITDA is not a presentation made in accordance with GAAP and Northern Tier's computation of Adjusted EBITDA may vary from others in its industry.  In addition, Adjusted EBITDA contains some, but not all, adjustments that are taken into account in calculating the components of various covenants in the agreements governing Northern Tier's Senior Secured Notes and revolving credit facility. Management believes the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. The calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of significant turnaround activities which many of our peers capitalize and therefore exclude from Adjusted EBITDA. Adjusted EBITDA should not be considered as an alternative to operating income or net income as measures of operating performance.  In addition, Adjusted EBITDA is not presented as, and should not be considered, an alternative to cash flow from operations as a measure of liquidity.  Adjusted EBITDA is defined as net income (loss) before interest expense, income taxes and depreciation and amortization, adjusted for depreciation from the Minnesota Pipe Line operations, turnaround and related expenses, equity-based compensation expense, gains or losses from crack spread derivative activities and costs related to Northern Tier's reorganization activities. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of the results as reported under GAAP.

NORTHERN TIER ENERGY LP
CASH AVAILABLE FOR DISTRIBUTION
(in millions, unaudited)

Three Months Ended September 30, 2014
Net income	$96.2
Adjustments:
Interest expense	6.7
Income tax provision	1.9
Depreciation and amortization	10.7
EBITDA subtotal	115.5
MPL proportionate depreciation expense	0.7
Turnaround and related expenses	4.6
Equity-based compensation impacts	2.0
Reorganization and related costs	—
Adjusted EBITDA (a)	122.8
Cash interest expense	(5.7)
Current tax provision	(1.9)
MPL proportionate depreciation expense	(0.7)
Capital expenditures (b)	(9.1)
Cash reserve for turnaround and related expenses	(7.5)
Cash reserve for discretionary capital expenditures	(5.0)
Cash Available for Distribution (c)	$92.9

(b) Capital expenditures include maintenance, replacement, and regulatory capital projects on an accrual basis.

(c) Cash available for distribution is a non-GAAP performance measure that Northern Tier believes is important to investors in evaluating its overall cash generation performance. Cash available for distribution should not be considered as an alternative to operating income or net income (loss) as measures of operating performance.  In addition, cash available for distribution is not presented as, and should not be considered, an alternative to cash flow from operations as a measure of liquidity. Northern Tier has reconciled cash available for distribution to Adjusted EBITDA and in addition reconciled Adjusted EBITDA to net income. Cash available for distribution has limitations as an analytical tool and should not be considered in isolation, or as a substitute for analysis of the results as reported under GAAP. Northern Tier's calculation of cash available for distribution may differ from similar calculations of other companies in its industry, thereby limiting its usefulness as a comparative measure. Cash available for distribution for each quarter will be determined by the board of directors of Northern Tier's general partner following the end of such quarter.

NORTHERN TIER ENERGY LP
OTHER NON-GAAP PERFORMANCE MEASURES
(in millions, unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Refining revenue	$1,425.4	$1,321.7	$4,155.7	$3,355.1
Refining cost of sales	1,257.9	1,233.1	3,710.3	2,942.1
Refining gross product margin (d)	$167.5	$88.6	$445.4	$413.0

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Retail revenue:
Fuel revenue	$270.4	$287.2	$793.5	$833.1
Merchandise revenue	95.7	94.8	264.1	256.6
Other revenue	12.5	12.1	35.7	34.4
Intercompany eliminations	(5.1)	(5.1)	(13.8)	(13.7)
Retail revenue	373.5	389.0	1,079.5	1,110.4

Retail cost of sales:
Fuel cost of sales	254.3	273.3	748.7	788.9
Merchandise cost of sales	71.1	71.6	195.4	189.4
Other cost of sales	7.4	5.5	20.8	19.4
Intercompany eliminations	(5.1)	(5.1)	(13.8)	(13.7)
Retail cost of sales	327.7	345.3	951.1	984.0

Retail gross product margin: (e)
Fuel margin	16.1	13.9	44.8	44.2
Merchandise margin	24.6	23.2	68.7	67.2
Other margin	5.1	6.6	14.9	15.0
Intercompany eliminations	—	—	—	—
Retail gross product margin	$45.8	$43.7	$128.4	$126.4

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net income	$96.2	$27.2	$225.6	$210.5
Adjusted for special items:
Reorganization and related costs	—	0.6	12.9	1.5
Adjusted Net Income (f)	$96.2	$27.8	$238.5	$212.0

(d) Refining gross product margin is a financial measurement calculated by subtracting refining costs of sales from total refining revenues. Refining gross product margin is a non-GAAP performance measure that Northern Tier believes is important to investors in evaluating its refining segment performance as a general indication of the amount above its cost of products that it is able to sell refined products. Each of the components used in these calculations (revenues and cost of sales) can be reconciled directly to Northern Tier's statements of operations. Northern Tier's calculation of refining gross product margin may differ from similar calculations of other companies in its industry, thereby limiting its usefulness as a comparative measure.

(e) Retail fuel gross margin and retail merchandise gross margin are non-GAAP performance measures that Northern Tier believes are important to investors in evaluating its retail performance. Northern Tier's calculation of retail fuel margin and retail merchandise margin may differ from similar calculations of other companies in its industry, thereby limiting their usefulness as comparative measures.

(f) Adjusted Net Income is a non-GAAP performance measure that Northern Tier believes is important to investors in evaluating its operating performance. Northern Tier's calculation of Adjusted Net Income may differ from similar calculations of other companies in its industry, thereby limiting their usefulness as comparative measures.

NORTHERN TIER ENERGY LP
Q4 2014 OPERATING AND CAPITAL EXPENDITURE GUIDANCE

	Q4 2014
	Low	High
Refinery Statistics:
Bakken (bpd)	62,000	65,000
Synthetic (bpd)	10,000	10,000
Western Canadian Select (bpd)	13,000	15,000
Total crude charge (bpd)	85,000	90,000
Total throughput (bpd)	87,000	92,000

Direct opex ex. turnaround ($/throughput bbl)	$4.50	$5.00

Retail Statistics:
Forecasted gallons (mm)	80
Retail fuel margin ($/gallon)	$0.19
Merchandise sales ($ in mm)	$87
Merchandise gross margin (%)	26.3%
Direct operating expense ($ in mm)	$29

Other Guidance ($ in mm):
Turnaround cash reserve	$5 - $10
Discretionary capital cash reserve	$0 - $5
SG&A	$25
Depreciation & amortization	$11
Cash interest expense	$6
Current tax expense	$2

	Q4 2014	Full Year
Capital Program ($ in mm):
Maintenance and replacement capital	$7.0	$23.0
Non-recurring regulatory capital	—	18.0
Total planned capital expenditures	$7.0	$41.0